U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                FORM 10-SB/A1


               GENERAL FORM FOR REGISTRATION OF SECURITIES
               OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
              OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file no.
                   -------------------------

                              REDMOND CAPITAL CORP.
                              ---------------------
               (Name of Small Business Issuer in Its Charter)

        Florida                                              N/A
----------------------------------          ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

        1255 West Pender Street
      Vancouver, British Columbia,
                Canada                                     V6E 2V1
----------------------------------------    ------------------------------------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number: (604) 638-1636

Securities to be registered pursuant to Section 12(b) of the Act.

   Title of each class                 Name of each exchange of which registered

        None
-----------------------------------    -----------------------------------------

-----------------------------------    -----------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act.

                      Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                                    (Title of Class)

                                   TABLE OF CONTENTS

Item                                                                        Page

                                          PART I

Item 1   Description of Business                                               1
Item 2   Management's Discussion and Analysis or Plan of Operation             3
Item 3   Description of Property                                               4
Item 4   Security Ownership of Certain Beneficial Owners and Management        5
Item 5   Directors, Executive Officers, Promoters and Control Persons          6
Item 6   Executive Compensation                                                7
Item 7   Certain Relationships and Related Transactions                        9
Item 8   Description of Securities                                             9

                                          PART II

Item 1   Market Price of Registrant's Common Equity and Other
          Shareholder Matters                                                 11
Item 2   Legal Proceedings                                                    12
Item 3   Changes in and Disagreements With Accountants                        12
Item 4   Recent Sales of Unregistered Securities                              13
Item 5   Indemnification of Directors and Officers                            14

                                         PART F/S

Financial Statements                                                          16

                                         PART III

Item 1   Index to Exhibits                                                    51

Signature Page                                                                51


                            DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference: None

Item 1.   Description of Business.

Historical Overview of the Company

Redmond Capital Corp. (the "Company") was incorporated on September 12, 1996 under the name "Minex Minerals, Inc." under the laws of the State of Florida, U.S.A. On February 3, 1999, the Company filed Articles of Amendment effecting the change of the Company's name to Redmond Capital Corp. The Company's executive office is located at 1255 West Pender Street, Vancouver, British Columbia, Canada.

The Company was formerly quoted on the NASD OTC Bulletin Board under the symbol "REDM". The Company is currently quoted on the National Quotation Bureau Inc.'s "Pink Sheets" under the symbol "REDME".

The Company was originally organized to pursue opportunities in the exploration and exploitation of hydrocarbons in North and South America. On July 4, 1997, the Company, through its subsidiary Minex S.A., acquired a concession permit for the exploration and exploitation of hydrocarbons on four properties in the Gulf of San Jorge, Province of Chubut, Argentina. On September 15, 1997, the Company, through Minex S.A., purchased concession permits for three additional properties located in the Gulf of San Jorge. During 1998, the Company determined that both permits were of limited potential and entered into agreements to sell the majority of their interests in both permits. Currently, the Company retains a 5% interest in one concession. The Company is no longer actively pursuing opportunities in the oil and gas sector and its subsidiary Minex S.A. no longer has any operations.

In light of the Company's change of direction, in February of 1999, the Company changed its name to Redmond Capital Corp. Since then, the Company has focused on acquiring start-up businesses that offer substantial growth opportunities to the Company and its shareholders. As a result of this change in focus, by agreement dated July 1, 1999, the Company acquired 100% of the outstanding shares of Sirius Animation Inc. ("Sirius"), a company incorporated under the laws of the Province of British Columbia, Canada on October 22, 1998. The Company paid a total purchase price of $400,000 for Sirius satisfied through the issuance of the 186,048 common shares of the Company's stock to the former Sirius shareholders. Sirius is a 3-D animation company developing a multi-part, animated television series entitled "The Elf King". Sirius expects to finish the first episode of the series in August of 2000. On April 26, 2000 signed a worldwide distribution agreement (excluding Canada) with Bruder Releasing Inc. of Santa Monica, California for the marketing and promotion of The Elf King series.

On July 22, 1999, the Company incorporated a company, Moxy Resources, Inc. ("Moxy"), under the laws of the State of Nevada. At the time, it was management's intention to spin-off any remaining interests held by Minex S.A. to the Company's shareholders through Moxy. As of July 17, 2000, Moxy has yet to be fully organized and has carried on no business. Present management does not intend to proceed with a spin-off due to the limited potential of the remaining assets of Minex S.A.

On September 9, 1999, the Company entered into an agreement to acquire 35% of the shares of RedCell Canada Inc. ("RedCell"), a battery packager and wholesaler, incorporated on June 15, 1998 under the laws of the Province of Alberta, Canada. On October 8, 1999, the Company's board of directors approved a new agreement for the acquisition of 56.31% of the shares of RedCell. Under the terms of the October agreement, the Company would issue 30,000 shares in the common stock of the Company for every one percent holding in RedCell. Pursuant to the agreement, 2,197,045 common shares of the Company were placed in trust with the Company's attorney. The October 8, 1999 agreement was superseded by a February 7, 2000 agreement whereby the Company agreed to acquire 100% of the outstanding shares of RedCell on the same terms as the October 8, 1999 agreement. Additionally, certain loans due to RedCell shareholders in the amount of $4,153,954 would be cancelled by the issuance of 923,101 warrants allowing the holder to purchase one common share of the Company's stock for $4.50. The acquisition of RedCell as contemplated by the February 7, 2000 agreement has yet to close as a condition of closing requires that the Company be a reporting issuer. As of July 17, 2000, the Company had not yet become a reporting issuer.

As of July 17, 2000, the Company has 21 full-time employee located at the Company's headquarters in Vancouver, British Columbia. Four employees are corporate staff directly employed by the Company. Another 17 employees are animators and associated staff working for the Company's subsidiary Sirius.

Sirius Animation

Sirius has only one product at the present time - The Elf King series. Sirius is currently finishing off the first episode of the series. Completion of episode one is scheduled for August 2000. This 30 minute animated television show features high-definition three-dimensional animation and a storyline based on a Brother's Grimm fairytale. The creative inspiration behind Sirius is Ross Belyea, who developed the original concept and script and was a founder of Sirius in 1998. The Company has already signed an exclusive worldwide distribution agreement (the agreement includes all territories except Canada) with Bruder Releasing Inc. of Santa Monica, California. Upon completion of the first episode, the Company, through its distributor, intends to market and pre-sell the entire 13 episode series. Currently, the potential customers for the show include the major American television networks (Disney, Fox, NBC and CBS) as well as foreign broadcasters in Europe and Asia. Generally, series are sold on a geographic basis with the United States market representing the greatest financial opportunity.

The only intellectual property owned by the Company is the script to the first episode developed by Mr. Belyea which was acquired by Sirius in 1998. The transfer of the right to the first script also provides Mr. Belyea the right of first refusal to produce, write and direct and manage the preproduction, production and post-production of any and all existing or planned productions with respect to any work based on The Elf King series or a Brother's Grimm anthology by the Company.

Competitive Business Conditions

The animation and film business is highly competitive. The marketplace is composed of several large studios including Disney, Pixar, Dreamworks, and Cinar, as well as smaller independent studios similar to Sirius. Given the relative size of Sirius to the major players, the Company is a minor player that is limited in its ability to recruit and retain staff. Currently the demand for animators exceeds supply and there is good mobility of workers. Many of the Company's competitors have greater name recognition and resources than does the Company. There are no assurances that the Company will be able to successfully compete or that the projects will be viable. Additionally, the Company is disadvantaged by the fact that it only has one property under development. Should the first episode of The Elf King be difficult to sell, it is unlikely the Company will be able to find additional funding to continue operations. Finally, given the rapid technological advances in computer animation and the long lead times to completion of a project, Sirius faces the risk that by the time The Elf King series is ready for pre-sale its animation will be viewed as obsolete.

Government Approval

Currently, Sirius' products are not subject to any government approval or regulation except for the classification of its films regarding their suitability for viewing by different age groups. Management expects that The Elf King series will be classified as being suitable for viewing by all ages.

Effects of Existing or Probable Government Regulations

There are no existing or probable government regulations that materially affect Sirius' business. Currently, however, there are government grants and taxation considerations that favour cinematic productions that are classified as Canadian. Currently, due to Sirius' ownership by an American company, Sirius does not qualify for such grants or preferential tax treatment.

Research and Development Activities

Since its inception in 1998, Sirius has expended no resources on research and development.

Item 2.   Management's Discussion and Analysis or Plan of Operation

The following sets out the Company's plans for the year 2000:

- Market the completed first episode of The Elf King series and secure additional financing for the completion of the remaining 12 episodes by Sirius;
- Close the acquisition of RedCell as contemplated by the February 7, 2000 agreement; and
-   The Company has no plans for either Minex S.A. or Moxy.

The Company expects to use episode one of The Elf King series to generate sufficient advances in order to allow the financing of the completion of the other 12 episodes without the use of outside financing sources. Given the Company's current financial situation, without significant revenues in the near future, the Company will only be able to satisfy its cash requirements for the next three months. After such time, the Company will have to raise substantial additional funds through either debt or equity financing in order to continue operation over the next twelve months. At the current time, management does not know of any probable sources of this funding. The Company's cash requirements will increase substantially when its acquisition of RedCell is complete.

The Company does not expect to have any significant purchases or sales of plant and/or equipment in the next twelve months. The Company does not intend to expend any resources on research and development during the next twelve months. The Company does however anticipate hiring of an additional 5 to 10 new employees when the acquisition of RedCell closes.

Item 3.   Description of Property

Business Offices

The Company's principal business office is located at 1255 West Pender Street, Vancouver, British Columbia. Pursuant to an annual lease entered into on December 15, 1999, the Company leases approximately 3,700 square feet of office space at a cost of approximately $9,000 ($13,300 Canadian dollars) per month. The lease is cancelable by the lessor upon receipt of three months written notice. The space is used by the corporate management and for computer animation.

Interests In Real Estate

On July 4, 1997, the Company completed the purchase of a concession permit for the exploitation, complementary exploration, and development of hydrocarbons on lands known as Mina del Carmen, Territorio del Chubut, Colonia Escalante, Distrito Minera De Comodoro Rivadavia, Catco Exp. 0 - 1828 - 21, Superficie 1998 has., located in the Gulf of San Jorge, Province of Chubut, ArgentinaThe lands consist of 4 separate oil and gas concessions totalling 100 sq. km. and are known as Mina Maria Ines, Mina Catalina, Mina Carmen Dos, and Mina Marcelina. The purchase price was $100,000 with $50,000 due and payable on December 31, 1999. A second payment of $50,000 was due and payable on December 31, 1998. At December 31, 1998, the Company determined that the concessions were of limited potential and have included in operations a write-off of $75,000. During 1999, the Company received $25,000 for the sale of these concessions.

On September 15, 1997, the Company purchased of a concession permit for the exploitation, complementary exploration, and development of hydrocarbons on lands known as Canadon Pilar, Pico Salamanca and Mina Satamanca, all located in the Gulf of San Jorge, Province of Chubut, Argentina. The purchase price was $608,000, consisting of cash in the amount of $400,000 and the issuance of 260,000 shares of the Company's common stock at $0.80 per share, or $208,000.
By the terms of the contract, $100,000 was due and payable on December 31, 1999. Another payment of $100,000 was due on December 31, 1998. During 1998, the Company determined that the concessions were of limited potential and have included in operations a write-off of $339,267. During 1998, the Company received $150,000 for the partial sale of the concessions. During 1999 the Company received $200,000 for the sale of these concessions.

At the current time, the Company has no other investments or interests in real estate, real estate mortgages, securities of or interests in persons primarily engaged in real estate activities.

Intellectual Property

Pursuant to an agreement dated August 30, 1998 between A. Ross Belyea and Sirius Animation Inc., the Company owns all the rights in regard to the exploitation and ownership to the screenplay titled "The Elves & The Shoemaker", the first in a multiple episode three dimensional animated television program. The screenplay was transferred to the Sirius Animation Inc. at Mr. Belyea's historical cost of zero.

The Company has no other interests in property except as disclosed as above.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

As of July 17, 2000, the were no shareholders known to the Company to be the beneficial owner of more than five percent of any class of the Company's shares.

Security Ownership of Management

The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of November 17, 2000.

   Name and            Total Amount
  Address of          of Beneficial         Common       Stock        Percent
  Beneficial             Ownership            Stock      Options     of Class1
    Owner
--------------------------------------------------------------------------------
Clifford Wilkins                  0               0             0          *
10 Kestral Close
Ewshot, Farnham
Surrey, UK

John Lagadin                 50,000          50,000             0          *
Suite 750,
715-5th Avenue SW,
Calgary, AB
Canada

Richard Smith                     0               0             0          *
Henville Building
Main Street,
Charlestown,
Nevis,
West Indies

Maurice Minivielle                0               0             0          *
59 Edcath Road NW,
Calgary, AB
Canada

Rod Reum                      7,000           7,000             0          *
P.O. Box 10
140 Arlayne Road
Kaleden, BC
Canada

All officers and directors (as a group of five persons)                    *

Notes:
1 As of July 17, 2000 there were 16,857,567 common shares of the Company's stock issued and outstanding.

*   Indicates less than 1% Ownership.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

The following table identifies the Company's directors and executive officers and certain other key employees as of July 17, 2000. Directors are elected at the Company's annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board. The date of the Company's 1999 Annual General Meeting of Stockholders has not yet been set.

Name                  Position Held                     Term as Director Expires
----                  -------------                     ------------------------
Clifford Wilkins      Chairman                                          2000
Richard Smith         President/Director                                2000
John Lagadin          Director                                          2000
Maurice Minvielle     Executive Vice-President                          2000
Rod Reum              Chief Financial Officer
A. Ross Belyea        Key Employee/President - Sirius Animation


Clifford Wilkins has been Chairman of the Company's Board of Directors since February 8, 2000. Mr. Wilkins, a British citizen, has over 35 years' experience in commercial and international banking. Since 1996, Mr. Wilkins has been the Managing Director of the First Nevisian Group, of the West Indies.

Richard Smith has been a Director of the Company since February 10, 2000 and President and Secretary since October 2, 2000. Mr. Smith, a British citizen, is a member of the Securities Institute of London, England and a member of the London Stock Exchange since 1976. Since 1995, Mr. Smith has been a partner of First Nevisian Stockbrokers Ltd., a full-service brokerage firm based in the West Indies.

John Lagadin has been a Director of the Company since February 10, 2000. Mr. Lagadin has over 30 years' experience in the oil industry. From 1986 to 1996, Mr. Lagadin was the President and CEO of Direct Energy Marketing Limited, the largest independent marketer of natural gas in Canada. Since 1996, Mr. Lagadin has been an independent businessman providing consulting services to the oil sector in Canada and the United States through his company GeoScope Exploration Technologies, Inc. Mr. Lagadin is the President and Director of GeoScope Exploration Technologies, Inc.

Maurice Minvielle has been the Executive Vice-President of the Company since March 27, 2000. From 1996 to 1999 Mr. Minvielle was a Finance Team Leader for Schlumberger Ltd. based in Paris, France. From 1995 to 1996, Mr. Minvielle was the Vice-President of Finance for Intera Information Technologies Ltd. of Lakewood, Colorado. Mr. Minvielle is a Chartered Accountant and holds a Bachelor of Science degree in economics and a Master of Business Administration degree from the University of Western Ontario.

Rod Reum has been the Chief Financial Officer of the Company since June 1, 2000. For the past five years, Mr. Reum has been the co-owner and CEO of Reum Contracting Ltd., a heavy equipment contractor specializing in subdivision development, road construction and pipeline installation. Mr. Reum is also the

President of Belt Rebuilders Inc., the only Canadian-based rebuilder of heavy industrial conveyor belting used in the mining, aggregate and forest industries. Mr. Reum has a Bachelor of Commerce degree from the University of Alberta and is a Certified General Accountant.

Ross Belyea has been the President of Sirius Animation since February 10, 2000. Mr. Belyea is a founder of Sirius Animation and the creator of "The Elf King" animated series. Prior to starting Sirius Animation in 1998, Mr. Belyea worked as an animator and special effects supervisor on a number of projects for Vancouver-based Motion Works. Mr. Belyea is a graduate of the British Columbia Institute of Technology with a double diploma in Administrative Management and Computer Systems Management. In addition, in 1995, Mr. Belyea finished Advanced Animation Level III, the highest level of Alias software training.

Mr. Minvielle, Mr. Reum and Mr. Belyea all work for the Company on a fulltime basis. All other directors and officers of the Company work on a part-time, advisory basis for the Company and are not compensated for their work.

Family Relationships

There are no family relationships among directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers.

Involvement in Certain Legal Proceedings

None of the officers, directors or key employees has been involved in any legal proceedings during the past five years that are material to an evaluation of the ability or integrity of any director, officer or key employee of the Company.

Item 6.   Executive Compensation

The following table sets forth compensation paid or accrued by the Company for fiscal 1999 and for the period to the end of fiscal 2000, to the Company's Chief Executive Officer and shows compensation paid to all other officers of the Company. No Directors of the Company receive compensation for their services.

                            Summary Compensation Table

--------------------------------------------------------------------------------
                                             Annual Compensation
--------------------------------------------------------------------------------
Name and                                                 Other Annual     LTIP
Principal    Fiscal Year      Annual Salary     Bonus    Compensation    Payouts
Position        Ended              ($)           ($)          ($)         ($)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Kevan Garner1   12/31/00                0          0            0             0
--------------------------------------------------------------------------------
President       12/31/99                0          0            0             0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Carson Walker2
--------------------------------------------------------------------------------
Secretary/
Treasurer       12/31/00                0          0            0             0
--------------------------------------------------------------------------------
                12/31/99                0          0            0             0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Byron Loewen3   12/31/00                0          0            0             0
--------------------------------------------------------------------------------
CEO/Secretary
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Maurice
Minvielle4      12/31/00          100,000          0            0             0
--------------------------------------------------------------------------------
Executive Vice-
President
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Rod Reum5       12/31/00           68,000          0            0             0
--------------------------------------------------------------------------------
Chief Financial
Officer
--------------------------------------------------------------------------------

Notes:

1 Kevan Garner served as the Company's President from June 9, 1997 to February 8, 2000.

2 Carson Walker served as the Company's Secretary and Treasurer from November 27, 1998 to February 8, 2000.

3 Byron Loewen served as the Company's Secretary from February 10, 2000 to October 2, 2000 and the Company's CEO from May 27, 2000 to October 2, 2000. Mr. Loewen received no compensation from the Company for his services.

4 Maurice Minvielle has served as the Company's Executive Vice-President since March 27, 2000. Mr. Minvielle receives annual salary of $100,000.

5 Rod Reum has served as the Company's Chief Financial Officer since June 1, 2000. Mr. Reum receives annual salary of approximately $68,000 ($100,000 Canadian dollars).

6 Richard Smith has served as the Company's President and Secretary since October 2, 2000. Mr. Smith receives no compensation from the Company for his services.

Options Outstanding

The Company has had three stock option plans that provide for the granting of stock options to officers and key employees. No shares have been exercised under any of the plans. All three Stock Option Plans expired on December 31, 1999.

Item 7.   Certain Relationships and Related Transactions

On February 7, 2000 the Company entered into an agreement to acquire 100% of the outstanding shares of a private company, RedCell Canada Inc. from RedCell Canada Inc.'s four corporate shareholders. Under the terms of the agreement, the Company agreed to issue common shares in the stock of the Company in the amount of 30,000 common shares of the Company for every one percent of the shares held in RedCell Canada Inc. Additionally, the Company agreed to purchase all outstanding shareholder loans of RedCell Canada Inc. by the issuance of warrants for the purchase of the Company's common stock having an exercise price of $4.50. As of July 17, 2000, the purchase of RedCell Canada Inc. has not closed as it was a term of the agreement that the Company would be a fully reporting issuer.

One of the Company's directors, Mr. John Lagadin, and one of the Company's officer's, Mr. Rod Reum, have a direct interest in the RedCell purchase due to their shareholdings in two of RedCell Canada Inc.'s corporate shareholders. Pursuant to the terms of the February 7, 2000 agreement, Mr. Reum will directly or indirectly receive 63,750 shares of the Company. Mr. Lagadin will receive 111,989 shares of the Company.

On March 31, 2000, the Company entered into a loan agreement with First Nevisian Holdings Ltd. ("First Nevisian") a venture capital firm. The loan provides up to $3,000,000 of financing to the Company for ongoing operations. As additional compensation for the loan, the Company issued a convertible debenture to First Nevisian Holdings Ltd. whereby First Nevisian Holdings Ltd. may, at its sole option, elect to convert any or all amount of principal and interest outstanding on the loan for common shares of the Company at a conversion price of $2.00 up until March 31, 2003. Mr. Clifford Wilkins, the Company's Chairman, is also the Managing Director of the First Nevisian Group, a related party to First Nevisian Holdings Ltd.

There are no other relationships with any person under consideration for nomination as a director or appointment as an executive officer of the Company.

Item 8.   Description of Securities.

The Company's articles of incorporation currently provide that the Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.001 per share and 1,000,000 preferred stock with a par value of $0.10 per share. As of July 17, 2000, 16,857,567 common shares were outstanding. As of July 17, 2000, no preferred shares were outstanding.

Common Stock

Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund pro-visions applicable to the common stock.

Neither the Company's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Company's directors, and persons owning less than a majority could be foreclosed from electing any.

Preferred Stock

On December 4, 1997, the Company amended its articles of incorporation to increase its authorized capital by 1,000,000 preferred shares at a par value of $0.10 per share. As of July 17, 2000, the Company has issued no preferred shares. The articles and bylaws of the Company do not establish any special restrictions or rights of the preference shares.

Debt Securities

On March 31, 2000, the Company entered into a loan agreement with First Nevisian Holdings Ltd. a venture capital firm. Under the terms of the loan agreement, First Nevisian Holdings Ltd. undertakes to advance up to $3,000,000 with interest accruing annually at a rate of 10% and payable quarterly. As additional consideration for the loan, the Company has issued a convertible debenture allowing First Nevisian Holdings Ltd. to convert the outstanding principal and interest into common shares of the capital stock of the Company at a conversion price of $2.00 per share. Under the terms of the convertible debenture, First Nevisian Holdings Ltd. may convert, at its sole option, any or all of the principal and interest outstanding on the loan up until March 31, 2003.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

Currently, the Company's shares are quoted on the National Quotation Bureau, Inc.'s "Pink Sheets" under the symbol of "REDME". Formerly, the Company's shares were quoted on the NASD OTC Bulletin Board under the symbol "REDM". After meeting its reporting requirements under the Exchange Act of 1934, the Company once again intends to have its shares quoted on the OTC Bulletin Board.

IPO Capital Corp. of Vancouver, British Columbia provided the following price information.

            High and Low Sales (Bid) Prices for each quarter within
                         the last two fiscal years.*1


                                                HIGH                LOW
                                       (Price per Share $)   (Price per Share $)
                 March 1998                84 3/8                  15 5/9
                  June 1998                  50                    18 3/4
                September 1998               37                       8
                 December 1998               13                      1/2
                 March 1999                   2                      1/4
                  June 1999                 4 3/4                     1
                September 1999             1 13/16                  17/32
                 December 1999             1 7/16                    5/16
                 March 2000                 26/32                    5/32
                  June 2000                  0.48                    0.18

* The quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

1 Prices reflect reverse stock split (100:1) that occurred on January 25, 1999.

Holders

The number of record holders of the Company's common stock as of July 17, 2000 is 114.

Dividends

The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and development of its business.

Transfer Agent

The Company's transfer agent is Holladay Stock Transfer, Inc. 2939 North 67th Place, Unit C, Scottsdale, Arizona 85251, U.S.A.

Item 2. Legal Proceedings

As of November 17, 2000, the Company is not a party to any pending legal proceedings.

Item 3.   Changes in and Disagreements with Accountants

From inception to November 17, 2000, the Company's Auditors were Clancy and Co., P.L.L.C. of 2601 E. Thomas Rd., Ste. 110, Phoenix, Arizona 85016. Such firm's audited financial statements for the period from inception to December 31, 1999, did not contain any adverse opinion or disclaimer, nor were there any disagreements between them and the management of the Company.

Item 4.   Recent Sales of Unregistered Securities

From inception through November 17, 2000, the Company has issued and/or sold the following unregistered securities. Such transactions were exempt from registration by virtue of Rule 504 of Regulation D promulgated under the Securities Act of 1933. Such transactions were also exempt from registration by virtue of the fact that they did not involve a public offering of securities and/or occurred outside of the United States.

Note that the Company effected a reverse stock split of 100:1 on January 25, 1999. Under column "Number of Shares" numbers in brackets indicates the current equivalent number of shares.


         ==================================================================
             Number of Shares       Date of Issue       Price Per Share
         ==================================================================
                 3,000,000         December 1, 1996     Issued for Services
                   (30,000)                             at $.001 per share
         ------------------------------------------------------------------
                   200,000         December 31, 1996    Issued for Cash at
                    (2,000)                              $0.25
         ------------------------------------------------------------------
                 6,600,000         May 1997             Issued for Services
                   (66,000)                             at $0.05 per share
         ------------------------------------------------------------------
                   800,000         August 1997          Issued for Cash at
                    (8,000)                             $0.40 per share
         ------------------------------------------------------------------
                   550,000         August 1997          Issued for Cash at
                    (5,500)                             $0.60 per share
         ------------------------------------------------------------------
                   260,000         September 19, 1997   Issued for Services
                    (2,600)                             at $0.80 per share
         ------------------------------------------------------------------

         ------------------------------------------------------------------
                   175,000         May 12, 1998         Issued for Services
                    (1,750)                             at $0.20 per share
         ------------------------------------------------------------------
                 1,395,000         May 12, 1998         Issued to convert
                   (13,950)                             debt to equity at
                                                        $0.20 per share
         ------------------------------------------------------------------
                    70,000         August 19, 1998      Issued for Services
                      (700)                             at $0.50 per share
         ------------------------------------------------------------------
                   493,125         August 24, 1998      Issued to convert
                    (4,931)                             debt to equity at
                                                        $0.20 per share
         ------------------------------------------------------------------
                   125,000         January 25, 1999     Issued as deposit on
                                                        contract at $1.00
                                                        per share
         ------------------------------------------------------------------
                 5,000,000         February 17, 1999    Issued for Cash at
                                                        $0.01 per share
         ------------------------------------------------------------------
                   250,000         April 7, 1999        Issued for Cash at
                                                        $0.01 per share
         ------------------------------------------------------------------
                 5,250,000         April 7, 1999        Issued pursuant to
                                                        the conversion of
                                                        warrants exercisable
                                                        at $0.02 per share
         ------------------------------------------------------------------
                   113,000         April 19, 1999       Issued for Services
                                                        at $1.00 per share
         ------------------------------------------------------------------
                   300,000         April 19, 1999       Issued for Services
                                                        at $1.00 per share
         ------------------------------------------------------------------
                     5,000         May 10, 1999         Issued for Services
                                                        at $3.00 per share
         ------------------------------------------------------------------
                    21,000         June 14, 1999        Issued for Services
                                                        at $1.00 per share
         ------------------------------------------------------------------
                    50,000         June 28, 1999        Issued for Services
                                                        at $0.67 per share
         ------------------------------------------------------------------
                   186,088         July 1, 1999         Issued in exchange
                                                        for acquisition of
                                                        Sirius Animation Inc.
         ------------------------------------------------------------------
                 2,197,045         November 22, 1999    Issued and placed
                                                        in trust in regard
                                                        to agreement to
                                                        acquire RedCell
                                                        Canada Inc.
         ------------------------------------------------------------------
                 3,250,000         November 30, 1999    Issued as collateral
                                                        on contract with
                                                        Galaxy Motor Sports
                                                        at $1.00 per share
         ------------------------------------------------------------------

Item 5.   Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act allows the Company to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Company's bylaws require that the Company indemnify every person who is or was a director or officer of the Corporation to fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative of the Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing pro-visions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

Finally, the Company's bylaws authorizes the Company to maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Company would have the legal power to indemnify them directly against such liability. As of July 17, 2000, the Company maintained no such insurance coverage.

                                   PART F/S


The following financial statements are filed with this Form 10-SB:      Page No.
                                                                        --------

Accountant's Report                                                           16

Consolidated Financial Statements of Redmond Capital Corp. and Subsidiaries   17

   Consolidated Balance Sheet as of December 31, 1999 and December 31, 1998   17

   Consolidated Statements of Operations for the Years Ended December 31,
     1999, 1998 and the Period From Inception (September 12, 1996) to
     December 31, 1999                                                        18

   Consolidated Statement of Stockholders' Equity for the Period From
     Inception (September 12, 1996) to December 31, 1999                      19

   Consolidated Statement of Cash Flows for the Years Ended December 31,
     1999 and 1998, and for the Period From Inception (September 12, 1996)
     to December 31, 1999                                                     26

Notes to the Consolidated Financial Statements                                28

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Redmond Capital Corp.
Vancouver, B.C. V6E 2V1

We have audited the accompanying consolidated balance sheet of Redmond Capital Corp. (formerly Minex Minerals, Inc.) (A Development Stage Company), (the Company), as of December 31, 1999 and 1998, and the related and the related consolidated statement of operations, changes in stockholders' equity, and cash flows for the years then ended, and for the period from inception (September 12, 1996) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999 and 1998, and the results of their consolidated operations and their consolidated cash flows for the periods indicated, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. The Company has incurred significant net losses in recent years. The Company is devoting substantially all of its present efforts in establishing a new business and planned principal operations have not commenced. These factors raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result form the outcome of this uncertainty.


By: /s/ Clancy and Co., P.L.L.C.
Phoenix, Arizona
April 25, 2000

                           REDMOND CAPITAL CORP.
                      (formerly Minex Minerals, Inc.)
                       (A Development Stage Company)
                         CONSOLIDATED BALANCE SHEET
                         DECEMBER 31, 1999 and 1998


ASSETS                                                   1999          1998
                                                         ----          ----
Current Assets
   Cash                                               $         0   $     3,647
   Inventories (Note 3)                                   255,627             0
   Due From Related Parties (Note 6)                            0       128,265
                                                      --------------------------
Total Current Assets                                      255,627       131,912

Property and Equipment, Net (Note 4)                      115,666         9,337

Other Assets
   Investments - Oil and Gas Properties (Note 6)                0       163,733
                                                      --------------------------
Total Assets                                          $   371,293   $   304,982
                                                      ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Checks Issued in Excess of Cash                    $       829   $         0
   Accounts Payable (Note 5)                              263,610       150,000
   Capital Lease Obligation, Current Portion (Note 7)      23,924             0
   Due to Related Parties (Note 6)                        414,939             0
                                                      --------------------------
   Total Current Liabilities                              703,302       150,000

Long-Term Liabilities
   Capital Lease Obligation, Noncurrent Portion
      (Note 7)                                             53,639             0
                                                      --------------------------

Total Liabilities                                         756,941       150,000

Stockholders' Equity
   Common Stock: $0.001 Par Value, 50,000,000
    Authorized, and Outstanding, 11,410,512 and
    135,434, respectively                                  11,411           136
   Additional Paid In Capital                           2,690,174     1,688,489
   Loss Accumulated During The Development Stage       (3,025,111)   (1,533,643)
                                                      --------------------------
Total Stockholders' Equity (A Deficit)                   (385,648)      154,982
                                                      --------------------------

Total Liabilities and Stockholders' Equity            $   371,293   $   304,982
                                                      ==========================

  The accompanying notes are an integral part of these financial statements.

                           REDMOND CAPITAL CORP.
                      (formerly Minex Minerals, Inc.)
                       (A Development Stage Company)
                    CONSOLIDATED STATEMENT OF OPERATIONS
       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE PERIOD
            FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999


                                                                      Inception
                                                                     (September
                                  Year Ended        Year Ended      12, 1996) To
                                 December 31,      December 31,     December 31,
                                    1999               1998             1999
                                    ----               ----             ----

Revenues                         $         0       $         0      $         0

Expenses
   General and Administrative     (1,180,594)         (489,064)      (2,347,174)
                                  ----------        ----------       ----------

Operating Loss                    (1,180,594)         (489,064)      (2,347,174)

Other Income (Expense)
   Interest Income                         0                 0            2,204
   Write-Off Goodwill of
      Subsidiary Acquired           (185,874)                0         (185,874)
   Write-Down of Mining Claims
      (Note 5)                             0          (369,267)        (369,267)
   Write-Off of Deposit on
      Contract (Note 4)             (125,000)                0         (125,000)
                                  ----------        ----------       ----------
Total Other Income (Expense)        (310,874)         (369,267)        (677,937)
                                  ----------        ----------       ----------

Net Loss Available to
  Common Stockholders            $(1,491,468)      $  (858,331)     $(3,025,111)
                                  ==========        ==========       ==========

Basic Loss Per Common Share      $     (0.17)      $     (6.87)     $     (0.34)
                                  ==========        ==========       ==========

Basic Weighted Average Common
  Shares Outstanding               8,980,895           124,994        8,980,895
                                  ==========        ==========       ==========


  The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
              CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
      FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock For Services
Rendered as of December
1, 1996                                                30,000     $ 30    $   2,970    $                                 $  3,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock For Cash
Through December
31, 1996                                                2,000        2       49,998                                        50,000
----------------------------------------------------------------------------------------------------------------------------------
Loss From Inception
(September 12, 1996)
Through December 31,
1996                                                                                      (2,985)                          (2,985)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1996                             0           0         32,000       32       52,968       (2,985)             0            50,015
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum
Dated April 19,
1997, at $0.05 Per Share                               66,000       66      329,934                                       330,000
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum
Dated August 19,
1997, at $0.40 Per Share                               8,000        8        319,992                                      320,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum
Dated August 28,
1997, at $0.60 Per Share                               5,500        6        329,994                                      330,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common Stock
in Exchange for Partial
Payment of Oil and Gas
Properties on September
19, 1997                                               2,500        2        199,998                                      200,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common Stock
for Services Rendered as
Finder's Fee For Oil and
Gas Properties on September
19, 1997                                                 100        0          8,000                                        8,000
----------------------------------------------------------------------------------------------------------------------------------
Fractional Shares
----------------------------------------------------------------------------------------------------------------------------------
Loss, Year Ended December
31, 1997                                                                               (672,327)                         (672,327)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1997                         0               0     114,100        114      1,240,886   (675,312)           0              565,688
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $0.20
Per Share, May 12,
1998                                               1,750          2         34,998                                         35,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum,
at $0.05 Per
Share, May 12, 1998                                8,120          8        162,392                                        162,400
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum,
at $0.05 Per
Share, May 12, 1998                                5,830          6        116,594                                        116,600
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $0.50
Per Share, August 19,
1998                                                 700          1         34,999                                         35,000
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum,
at $0.05 Per
Share, August 24, 1998                                 4,931          5         98,620                                     98,625
----------------------------------------------------------------------------------------------------------------------------------
Fractional Shares                                          3
----------------------------------------------------------------------------------------------------------------------------------
Loss, Year Ended
December 31, 1998                                                                        (858,331)                       (858,331)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December
31, 1998                     0               0       135,434        136      1,688,489   (1,533,643)         0            154,982
----------------------------------------------------------------------------------------------------------------------------------

Issuance of Common
Stock as Deposit on
Contract at $1.00
Per Share, January 25,
1999                                                 125,000        125      124,875                                      125,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock Under Private
Placement Memorandum for
Cash at $0.01
Per Share, February
17, 1999                                           5,000,000      5,000       45,000                                       50,000
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered Under Private
Placement Memorandum at
$0.01 Per Share, April
7, 1999                                              250,000        250      2,250                                          2,500
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Conversion
of Warrants for Services
Rendered Under Private
Placement Memorandum at
$0.02 Per Share, April
7, 1999                                            5,250,000      5,250     99,750                                        105,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $1.00 Per
Share, April 19,
1999                                                 388,000        388    387,612                                        388,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $1.00 Per
Share, May 10, 1999                                    5,000          5     14,995                                         15,000
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $1.00
Per Share, June
14, 1999                                               21,000         21         20,979                                    21,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered, at $0.67
Per Share, June 18,
1999                                                   50,000         50         33,450                                    33,500
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock in Exchange for
100% Acquisition of
Subsidiary, July 1,
1999                                                  186,088        186        272,774                                   272,960
----------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive
Income (Loss):
Translation Adjustments                                                                                       (62,122)    (62,122)
----------------------------------------------------------------------------------------------------------------------------------
Loss, Year Ended
December 31, 1999                                                                       (1,491,468)                    (1,491,468)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December
31, 1999                     0               $ 0   11,410,522     $ 11,411 $2,690,174  $(3,025,111)        $ (62,122)   $(385,648)
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999



                                                                      Inception
                                                                     (September
                                  Year Ended        Year Ended      12, 1996) To
                                 December 31,      December 31,     December 31,
                                    1999               1998             1999
                                    ----               ----             ----

Cash Flows From Operating
  Activities
   Net Loss                      $(1,491,468)      $  (858,331)     $(3,025,111)
   Common Stock Issued for
     Services                        565,000           164,865        1,062,865
   Common Stock Issued for
    100% Acquisition of
    Subsidiary                       272,960                 0          272,960
   Depreciation and
    Amortization                      16,158             2,352           20,481
   Write-Off of Deposit
    on Contract                      125,000                 0          125,000
   Write-Down of Oil
    and Gas Properties                     0           369,267          369,267
   Translation Adjustments           (62,122)                0          (62,122)
   Adjustments to Reconcile
    Net Loss to Net Cash
    Provided By (Used In)
    Operating
Activities
     Changes in Assets and
      Liabilities
      (Increase) Decrease in
        Inventories                 (255,627)                0         (255,627)
      Increase (Decrease) in
        Accounts Payable             113,610                 0          113,610
                                  ----------------------------------------------
      Total Adjustments              774,979           536,484        1,646,435
                                  ----------------------------------------------
Net Cash Provided By (Used
  In) Operating Activities          (716,489)         (321,847)      (1,378,677)


Cash Flows From Investing
  Activities
   Acquisition of Property
     and Equipment                   (40,713)           (3,801)         (54,373)
   Proceeds From the Sale
     of Oil and Gas Properties       163,733           175,000          338,733
   Purchase of Oil and Gas
     Properties                            0                 0         (350,000)
Net Cash Flows Provided By
  (Used In) Investing
  Activities                         123,020           171,199          (65,640)


Cash Flows From Financing
  Activities
   Checks Issued in Excess
     of Cash                             829              (200)             829
   Principle Payments On
     Capital Lease
     Obligations                      (4,212)                0           (4,212)
   Proceeds From Sale of
     Common Stock                     50,000            36,202          786,202
   Net Advances From (To)
     Related Parties                 543,205           118,293          661,498
                                  ----------------------------------------------
Net Cash Provided By
  Financing Activities               589,822           154,295        1,444,317
                                  ----------------------------------------------


  The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENT OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

                                                                      Inception
                                                                     (September
                                  Year Ended        Year Ended      12, 1996) To
                                 December 31,      December 31,     December 31,
                                    1999               1998             1999
                                    ----               ----             ----

Increase (Decrease) in
  Cash and Cash Equivalents           (3,647)            3,647                0
Cash and Cash Equivalents,
  Beginning of Year                    3,647                 0                0
                                  ----------------------------------------------
Cash and Cash Equivalents,
  End of Year                    $         0       $     3,647      $         0
                                  ==============================================

Supplemental Information
Cash paid for:
  Interest                       $       331       $         0      $       331
                                  ==============================================
  Income Taxes                   $         0       $     3,647      $         0
                                  ==============================================

Noncash Supplemental
  Information
Issuance of Common Stock
  For Services Rendered          $   565,000       $   164,865      $ 1,062,865
                                  ==============================================
Issuance of Common Stock
  For Conversion of Debt         $         0       $   246,558      $   246,558
                                  ==============================================
Issuance of Common Stock in
Exchange for Partial Payment
on Oil and Gas Properties
(Services Rendered)              $         0       $         0      $   208,000
                                  ==============================================
Issuance of Common Stock in
Exchange for Partial Payment
on Oil and Gas Properties
(Accounts Payable)               $         0       $         0      $   150,000
                                  ==============================================
Issuance of Common Stock as
a Deposit on Contract            $   125,000       $         0      $   125,000
                                  ==============================================
Write Down of Oil and Gas
Properties                       $         0       $   369,267      $   369,267
                                  ==============================================
Write Off of Deposit on
Contract                         $   125,000       $         0      $   125,000
                                  ==============================================
Assets Acquired Under Capital
Lease Obligations                $    81,775       $         0      $    81,775
                                  ==============================================
Common Stock Issued for 100%
Acquisition of Subsidiary        $   272,960       $         0      $   272,960
                                  ==============================================


  The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


NOTE 1 - ORGANIZATION
         ------------

Redmond Capital Corp. (formerly Minex Minerals, Inc.) (the Company) was incorporated under the laws of the State of Florida on September 12, 1996, with an authorized capital of 50,000,000 shares of common stock with a par value of $0.001 per share. On December 4, 1997, the Company amended its articles of incorporation to increase its authorized capital by 1,000,000 preferred shares at a par value of $0.10 per share. On January 25, 1999, the Board of Directors approved a reverse split of 100:1. On February 3, 1999, the Company amended its articles of incorporation to change its name to Redmond Capital Corp. All per share and per share information have been adjusted retroactively to reflect stock splits and changes in par value.

On December 1, 1996, the Company issued 3,000,000 (30,000 current equivalent) shares of common stock for services rendered at $0.001, or $3,000.

On December 31, 1996, the Company completed an Offering Memorandum for 200,000 (2,000 current equivalent) shares of common stock for cash at $0.25 per share, or 50,000.

During May 1997, the Company completed an Offering Memorandum for 6,600,000 (66,000 current equivalent) shares of common stock for services at $0.05 per share, or $330,000.

During August 1997, the Company completed an Offering Memorandum for 800,000 (8,000 current equivalent) shares of common stock for cash at $0.40 per share, or $320,000.

During August 1997, the Company completed an Offering Memorandum for 550,000 (5,500 current equivalent) shares of common stock for cash at $0.60 per share, or $330,000.

On September 19, 1997, the Company issued 260,000 (2,600 current equivalent) shares of common stock for services at $0.80 per share, or $208,000.

On May 12, 1998, the Company issued 175,000 (1,750 current equivalent) shares of common stock for services at $0.20 per share, or $35,000.

On May 12, 1998, the Company completed an Offering Memorandum for 1,395,000 (13,950 current equivalent) shares of common stock for the conversion of debt to equity at $0.20 per share, or $279,000.

On August 19, 1998, the Company issued 70,000 (700 current equivalent) shares of common stock for services at $0.50 per share, or $35,000.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


NOTE 1 - ORGANIZATION (CONTINUED)
         ------------------------

On August 24, 1998, the Company completed an Offering Memorandum for 493,125 (4,931 current equivalent) shares of common stock for the conversion of debt to equity at $0.20 per share, or $98,625.

At December 31, 1998, fractional shares of three (3) resulted from the rollback of 100:1.

On January 25, 1999, the Company issued 125,000 shares of common stock as a deposit on a contract for $1.00 per share, or $125,000. The contract has been canceled and it is uncertain at this time if the shares will be returned.

On February 17, 1999, the Company, through a Private Placement Memorandum, issued 5,000,000 shares of common stock for cash at $0.01 per share, or $50,000.

On April 7, 1999, the Company completed an Private Placement Memorandum and issued 250,000 shares of common stock for services at $0.01 per share, or $2,500, and converted 5,250,000 warrants to common stock at $.02 per share, or $105,000.

On April 19, 1999, the Company issued 113,000 shares of common stock for services at $1.00 per share, or $113,000.

On April 19, 1999, the Company issued 300,000 shares of common stock for services at $1.00 per share, or $300,000.

On May 10, 1999, the Company issued 5,000 shares of common stock for services at $3.00 per share, or $15,000.

On June 14, 1999, the Company issued 21,000 shares of common stock for services at $1.00 per share, or $21,000.

On June 28, 1999, the Company issued 50,000 shares of common stock for services at $0.67 per share, or $33,500.

On July 1, 1999, the Company issued 186,088 shares of common stock in exchange for 100% of the outstanding common stock and certain shareholder loans of Sirius Animation, Inc. The purchase price was $272,960 ($400,000 Canadian dollars) and was paid by the issuance of restricted stock. This company is retained as a subsidiary.

Presently, the Company is an acquisition-seeking company. Until the middle of 1999, the Company's primary focus was on the exploration and development of oil and gas properties. During 1999, the Company abandoned that effort and acquired Sirius Animation, Inc., a company that creates and produces an animated television series called "The Elf King."

The Company is a development stage company, as defined in the Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and planned principal operations have not commenced. These factors raise substantial doubt about its ability to continue as a going concern.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of the Company as a going concern is dependent upon the Company's ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determined at this time. It is the Company's belief that it will continue to incur losses for the next 12 months, and as a result, will require additional funds. The additional funding will be accomplished by seeking funds from private or public equity investments to meet such needs. There are no guarantees the Company will be successful in obtaining these funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

Concentration of Credit Risk
The Company maintains U.S. Dollar cash balances in Canadian banks, that are not insured.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Minex, S.A. and Sirius Animation, Inc. (Sirius). Intercompany transactions have been eliminated in consolidation.

Purchase Method
Investments in companies have been included in the financial report using the purchase method of accounting on the basis of the fair value of the acquired assets less liabilities assumed. The Company retains the acquired companies as subsidiaries.

Property and Equipment
Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives, ranging from three to seven years.

Inventories
Inventories consist of theatrical and television product (which include direct production costs, production overhead, and certain exploitation costs) and are stated at the lower of amortized cost or net realizable value. Inventories are amortized on an individual product basis based on the proportion that current gross revenues bear to the estimated remaining total lifetime revenues. Estimates of total lifetime revenues and expenses are periodically reviewed. The costs of feature and television films are classified as current assets to the extent such costs are expected to be recovered through their respective primary markets, with the remainder classified as noncurrent.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


Revenue Recognition
Revenue from the distribution of the animated television series is recognized when the license period begins, the film is accepted by the licensee, and the film is available for its first showing or telecast.

Cost Recognition
Selling, general, and administrative costs are expensed as incurred. Research and development expenses are expensed as incurred.

Advertising Costs
Advertising costs are expensed as incurred.

Use of Estimates
Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Income Taxes
The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Per Share of Common Stock
Effective January 1, 1997, basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. Diluted weighted average shares outstanding exclude the potential common shares from warrants and stock options because to do so would have been antidilutive. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

Stock-Based Compensation
The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123, effective January 1,
1997.

Capital Structure
The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 had no effect on the Company's financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

Comprehensive Income
The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. Accumulated Other Comprehensive Income (Loss) for 1999 represents foreign currency translation items associated with the Company's Canadian subsidiary operations, Sirius. The implementation of SFAS No. 130 had no effect on the Company's 1998 financial statements.

Business Segment Information
The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. At December 31, 1999, the Company is being managed as two operating segments, the animated television series company, (Sirius) and corporate headquarters. During 1999, Sirius had not generated any revenues and management did not allocate any of its corporate, selling, administrative or overhead expenses to Sirius.

Foreign Operations
The assets and liabilities of the Company's foreign operations are generally translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of an foreign currency investment position, are included in the results of operations as incurred.

Start-Up Costs
Effective January 1, 1999, the Company also adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. This new requirement did not have a significant effect on the financial statements for 1999.

Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation.

Pending Accounting Pronouncements
It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

NOTE 3 - INVENTORIES
         -----------

Inventories consists of the following at December 31, 1999:

     Direct Production Costs   $   211,068
     Production Overhead            42,567
     Exploitation Costs              1,992
     Total                     $   255,627


NOTE 4 - PROPERTY AND EQUIPMENT
         ----------------------

Property and equipment consisted of the following at December 31:

                                       1999              1998
                                       ----              ----
     Equipment                      $ 130,596         $  13,660
     Leasehold Improvements             5,551                 0
     Total                            136,147            13,660
     Accumulated Depreciation         (20,481)           (4,324)
     Net Book Value                 $ 115,666         $   9,336

Depreciation and amortization expense charged to operations during 1999 and 1998 was $2,733 and $2,352, respectively. Depreciation and amortization expense included in inventories for 1999 is $13,425.

NOTE 5 - INVESTMENT - OIL AND GAS PROPERTIES
         -----------------------------------

On July 4, 1997, the Company completed the purchase of a certain Concession Permit for the exploitation, complementary exploration, and development of Hydrocarbons properties known as Mina del Carmen, Territorio del Chubut, Colonia Escalante, Distrito Minera De Comodoro Rivadavia, Catco Exp. 0 - 1828 - 21, Superficie 1998 has., consisting of 4 separate oil and gas concessions totaling 100 sq. km., known as Mina Maria Ines, Mina Catalina, Mina Carmen Dos, and Mina Marcelina. All the properties are located in the Gulf of San Jorge, Province of Chubut, Argentina. The purchase price was $100,000, of which $50,000 was due and payable at December 31, 1999 and 1998. At December 31, 1998, the Company determined that the concessions were of limited potential and have included in operations a write-off of $75,000. During 1999, the Company received $25,000 for the sale of these concessions.

On September 15, 1997, the Company through its wholly owned subsidiary, Minex, S.A., completed the purchase of a certain Concession Permit for the exploitation, complementary exploration, and development of Hydrocarbons properties known as Canadon Pilar, Pico Salamanca amd Mina Satamanca, all located in the Gulf of San Jorge, Province of Chubut, Argentina. The purchase price was $608,000, that included the payment of cash of $400,000 and the issuance of 260,000 shares of the Company's common stock at $0.80 per share, or

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


$208,000. Under the contract, $100,000 was due and payable at December 31, 1999 and 1998. During 1998, the Company determined that the concessions were of limited potential and have included in operations a write-off of $339,267. During 1998, the Company received $150,000 for the partial sale of the concessions and during 1999, the Company received $200,000, less certain expenses incurred by the purchaser such as legal fees and exploration studies of $36,267, or $163,733, for the sale of these concessions.

NOTE 6 - DUE TO/FROM RELATED PARTIES
         ---------------------------

From time to time, certain related parties advanced funds to the Company to help finance working capital operations. At December 31, 1999, $414,939 was advanced to the Company. At December 31, 1998, $128,265 was due to the Company. The funds are unsecured, noninterest bearing, and due on demand. There is no guarantee additional funds will be available to fund future operations.

NOTE 7 - CAPITAL LEASE OBLIGATIONS
         -------------------------

The Company leases certain equipment under capital lease at the rate of approximately $2,300 per month ($3,336.56 Canadian plus applicable taxes), and due in thirty-six (36) monthly instalments. Included in property and equipment are amounts due under capital lease obligation totalling $81,775, and are amortized over the life of the lease. Lease expense charged to operations for 1999 was $4,213.

     Total Minimum Lease Payments                    $ 83,788
     Less Amount Representing Interest                 (6,225)
                                                      -------
     Present Value of Minimum Lease Payments           77,563
     Current Portion                                   23,924
     Long-Term Capital Lease Obligations             $ 53,639
                                                      =======

Future minimum lease payments due under capital lease at December 31 are as follows:

     2000   $ 23,924
     2001   $ 25,147
     2002   $ 28,492


NOTE 8 - DEPOSIT ON CONTRACT
         -------------------

On January 25, 1999, the Company issued 125,000 shares of common stock at $1.00 per share, or $125,000, as a deposit on a contract. The contract has been canceled and it is uncertain at this time if the shares will be returned. Included in operations for the year ended December 31, 1999, is a write-off of $125,000.

NOTE 9 - INCOME TAXES
         ------------

There is no current or deferred tax expense for the years ended December 31, 1999 and 1998, due to the Company's loss position. The benefits of time differences have not been previously recorded. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:

     Deferred Taxes                              1999                1998
                                                 ----                ----
     Net Operating Loss Carryforwards         $ 1,080,532          $   536,775
     Inventories                                  255,627                    0
     Valuation Allowance                       (1,336,159)            (536,775)
                                               ----------           ----------
     Net Deferred Tax Assets                  $         0          $         0
                                               ==========           ==========

The Company has available net operating loss carryforwards of approximately $3,000,000 for tax purposes to offset future taxable income, which expire principally in the year 2013.

Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

NOTE 10 - STOCK OPTION PLAN
          -----------------

The Company has three stock option plans that provide for the granting of stock options to officers and key employees. The objectives of these plans include attracting and retaining the best personnel, provide for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock. Options outstanding under the Company's three stock option plans have been granted at prices which are either equal to or above the market value of the stock on the date of the grant and expire at various dates after the grant date.

The status of the Company's three stock option plans is summarized below as of December 31:

1997 Stock Option Plan   200,000 options granted at $0.55 per share.
1998 Stock Option Plan   500,000 shares reserved for issuance.
1999 Stock Option Plan   500,000 shares reserved for issuance.

No shares have been exercised under the 1997 plan. All three Stock Option Plans expired on December 31, 1999.

NOTE 11 - COMMITMENTS AND CONTINGENCIES
          -----------------------------

Operating Lease - The Company has entered into an operating lease commencing on
---------------
December 15, 1999, on an annual basis, cancellable by the lessor upon receipt of three months written notice. The premises consist of approximately 3,700 square feet of office space at approximately $9,000 per month. Future annual rentals for the year ended December 31, 2000, are $108,000.

Capital Lease - On November 3, 1999, the Company entered into a capital lease
-------------
with SGI Solutions Finance to lease certain equipment as described in the lease schedule for approximately $2,300 per month ($3,336.56 Canadian Dollars plus

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


applicable taxes), for thirty-six months, at a discount rate of 5%, commencing on November 1, 1999. Certain renewal provisions apply.

Lawsuit - The Company is a party to a lawsuit file in the Supreme Court of
-------
British Columbia, Vancouver, British Columbia, dated December 5, 1999, between Northwest Petroleum, Inc. versus Kevan Garner, Michelle Garner, Jack Purdy, Kern County Oil & Gas Inc. and Redmond Capital Corporation, individually and collectively carrying on business as "Indigo Communications," and Kern County Oil and Gas and Redmond Capital Corp. The plaintiff is seeking $70,000. The Company filed a Statement of Defence on January 5, 2000, in the Supreme Court of British Columbia, Vancouver, British Columbia, deny any allegations. The
Company does not believe it will be liable for any damages and it intends to vigorously defend itself. No provision for loss has been made in the financial statements.

Contract- On November 17, 1999, the Company entered into an agreement with
--------
Galaxy Motorsports, L.L.C., (GMS) and automobile racing tearm, for a term of one year, effective January 1, 2000 to December 31, 2000. GMS agrees to provide certain sponsorship services for the year 2000 Winston Cup Nascar season. The Company agrees to pay $3,500,000 pursuant to the following payment terms: Upon signing, $250,000; February 1, 2000, $458,000; March 1, 2000, $542,000; April 1,
2000, $750,000; June 1, 2000, $750,000; and August 1, 2000, $750,000. As
collateral for the payments, the Company has placed 3,250,000 shares of common stock in trust. Upon default by the Company of any payment, GMS has the right to receive an amount of stock equal to the payment amount due. However, GMS has the right to not receive the stock and terminate the agreement. As of the date of issuance of these financial statements, the Company has paid $1,408,000. No shares of common stock have been issued.

On April 20, 2000, the agreement was modified to revise the payment plan as follows: May 1, 2000, $100,000; June 1, 2000, $100,000; July 1, 2000, $475,000;
August 1, 2000, $475,000; September 1, 2000, $475,000, and October 1, 2000,
$467,000.

NOTE 12 - SEGMENT INFORMATION
          -------------------

The Company currently operates in one segment, that being the creation and production of an animated television series through its wholly owned subsidiary, Sirius Animation, Inc. (Sirius). Management evaluates the performance of its segments and allocates resources to them primarily based on pretax income along with cash flows and overall economic returns. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 2.

Certain items are maintained at the Company's corporate level and are not allocated to the segments. They primarily include most of the Company's debt and cash and cash equivalents and related net interest expense and corporate headquarters costs.

                                       Sirius          Corporate      Total
     Revenues                       $          0     $         0    $         0
     Operating Loss                            0       1,504,894      1,567,016

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


     Total Assets                        364,689           6,604        371,293
     Capital Expenditures                122,487          13,660        136,147
     Depreciation/Amortization            13,426           2,732         16,158

     Revenues                       $          0     $         0    $         0
     Operating Loss                            0               0              0
     Total Assets                              0         304,982        304,982
     Capital Expenditures                      0          13,660         13,660
     Depreciation/Amortization                 0           2,352          2,352

From 1997 through the middle of 1999, the Company had only one line of business, that being the exploration and development of oil and gas properties. All corporate, selling, administrative, or overhead expenses are included in corporate for 1999 and 1998.

At December 31, 1999, Sirius had not generated any revenues and management did not allocate any corporate, selling, administrative, or overhead expenses to Sirius.


NOTE 13 - SUBSEQUENT EVENTS
          -----------------

On February 7, 2000, the Company entered into an agreement with First Nevisian Holdings, Ltd., (Nevis) a venture capital company, who has agreed to invest $3,000,000 for working capital needs. The Company and Nevis have offered to acquire from the shareholders of Redcell Canada, Inc. (Redcell) all of the issued shares of and all of the shareholder loans owed by Redcell in exchange for the issuance by the Company of Rule 144 shares in the authorized capital of the Company. The Company agrees to issue 30,000 shares for each one percent of shares held in Redcell, for a total of 3,000,000 shares of common stock. Total advances from Nevis are $2,184,289 as of the date of these financial statements.

The Company also agrees to recognize and to purchase the aggregate of all loans and interest to the Closing date, guarantees, accounts due, and all other financial claims committed by Redcell. Payment will be made in the form of warrants in the stock of the Company having an exercise price of $4.50. This amount is considerably less than the balances due and is in full settlement of all claims. The closing has not occurred as of the date of issuance of these financial statements. However, as of February 1, 2000, the total amount due the stockholders of Redcell was $4,153,954, or 923,101 warrants. As of the date of issuance of these financial statements, the Company has placed 2,197,045 shares of common stock in trust for the issuance to Redcell.

                                REDMOND CAPITAL CORP.
                                          AND
                                     SUBSIDIARIES








                         INTERIM UNAUDITED FINANCIAL STATEMENTS



                                   SECOND QUARTER



                                   JUNE 30, 2000



                         (UNAUDITED - PREPARED BY MANAGEMENT)

                               MANAGEMENT DISCLOSURE ON
                               ------------------------
                   INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                   ---------------------------------------------------
                              FOR THE SIX MONTHS ENDED
                              ------------------------
                                     JUNE 30, 2000
                                     -------------




The accompanying interim unaudited consolidated balance sheets of Redmond Capital Corp. (the "Company") and its subsidiaries at June 30, 2000 and the interim unaudited consolidated statements of operations and the interim unaudited consolidated statements of cash flows for six months ended June 30, 2000 and the interim unaudited statement of changes in stockholders' equity for the period from September 12, 1996 (date of inception) to June 30, 2000, and the interim unaudited comparative statements thereto, have been prepared by the Company's management and they do not include all information and notes to the interim unaudited financial statements necessary for a complete presentation of the financial position, results of operations, cash flows, and stockholders' equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

Operating results for the second quarter ended June 30, 2000 are not necessarily indicative of the results that can be expected for the year ending December 31, 2000.









/s/ Clifford Wilkins
    Chairman                                                  September 20, 2000

                               Redmond Capital Corp.
                    Interim Unaudited Consolidated Balance Sheet
                     As At June 30, 2000 and December 31, 1999

                       (Unaudited - Prepared by Management)

                                                          2000            1999
                                                        Unaudited        Audited
                   ASSETS

CURRENT ASSETS
   Cash                                                $      45,380       -
   Accounts receivable                                        40,923       -
   Inventories (Note 2)                                      586,372    255,627
                                                        ------------   ---------
                                                             672,675    255,627
                                                        ============   =========

Property and Equipment, Net (Note 3)                         234,338    115,666

Other Assets
   Due From Related Parties (Note 4)                       3,546,727       -
                                                        ------------   ---------
                                                       $   4,453,740    371,293
                                                        ============   =========

           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Checks Issued in Excess of Cash                     $        -           829
   Accounts Payable                                          242,254    263,610
   Capital Lease Obligation, Current Portion                  23,423     23,924
   Due to Related Parties (Note 4)                              -       414,939
                                                        ------------   ---------
                                                             265,677    703,302
                                                        ------------   ---------

Long-Term Liabilities
   Capital Lease Obligation, Long Term Portion                38,123     53,639
   Notes Payable (Note 6)                                  4,241,805       -
                                                        ------------   ---------
                                                           4,279,928     53,639
                                                        ------------   ---------

STOCKHOLDERS' EQUITY
   Common stock: $0.01 Par Value, 50,000,000 Authorized;
    Issued and Outstanding, 11,410,512                        11,411     11,411

   Additional Paid in Capital                              3,127,614  2,690,174
   Loss Accumulated During The Development Stage          (3,278,272)(3,025,111)
   Accumulated Other Comprehensive Gain (Loss)                47,382    (62,122)
                                                        ------------   ---------
                                                             (91,865)  (385,648)
                                                        ------------   ---------
                                                       $   4,453,740    371,293
                                                        ============   =========

  The accompanying notes are an integral part of these financial statements.

                               Redmond Capital Corp.
               Interim Unaudited Consolidated Statement of Operations
              For the Periods Ended June 30, 2000 and June 30, 1999 and
         For the Period From Inception (September 12, 1996) to June 30, 2000

                       (Unaudited - Prepared by Management)

                       Three Months          Three Months              Six Months            Six Months        Inception
                        Ended June           Ended June                Ended June            Ended June      (September
                         30, 2000             30, 1999                 30, 2000               30, 1999        12, 1996 to
                                                                                                             June 30, 2000
Revenues                $        -           $        -                $        -            $        -      $        -
                         ------------         ------------              ------------          ------------    ------------

Expenses
   General and
     Administrative           232,290              145,411                   377,719             1,097,201       2,724,893

Operating Loss               (232,290)            (145,411)                 (377,719)           (1,097,201)     (2,724,893)
                         ------------         ------------              ------------          ------------    ------------

Other Income (Expense)
   Interest Income               -                    -                         -                     -              2,204
   Write-Off Goodwill of
     Subsidiary Acquired         -                    -                         -                     -           (185,874)
   Write-Off of Deposit
     on Contract                 -                    -                         -                 (125,000)       (369,267)
   Write-Down of Mining
     Claims                      -                    -                         -                     -           (125,000)

Total Other Income
  (Expense)                      -                    -                         -                 (125,000)       (677,937)
                         ------------         ------------              ------------          ------------    ------------

Net Loss Available to
  Common Stockholders        (232,290)            (145,511)                 (377,719)           (1,222,201)     (3,402,830)
                         ============         ============              ============          ============    ============
Basic Loss Per
  Common Shares         $       (0.02)       $       (0.02)            $       (0.03)        $       (0.17)  $       (0.30)
                         ============         ============              ============          ============    ============
Basic Weighted Average
  Common Shares
  Outstanding              11,410,522            7,304,985                11,410,522             7,304,985      11,410,522
                         ============         ============              ============          ============    ============

                               Redmond Capital Corp.
            Interim Unaudited Consolidated Statement of Stockholders' Equity For the Period From Inception (September 12, 1996) to June 30, 2000

                       (Unaudited - Prepared by Management)

                                                                                              Loss
                                                                                           Accumulated    Accumulated
                                                 Common               Additional           During the       Other
                                 Common           Stock                Paid In             Development    Comprehensive
                              Stock Shares       Amount                Capital               Stage        Income/(Loss)       Total
Issuance of Common
Stock for Services
Rendered as of
December 1, 1996             30,000          $           30            $        2,970        $     -      $      -       $   3,000

Issuance of Common
Stock for Cash
Through December
31, 1996                      2,000          $            2            $       49,998              -             -          50,000

Loss From Inception
(September 12,
1996) Through
December 31, 1996              -                       -                         -               (2,985)         -          (2,985)

Balance, December
31, 1996                     32,000                      32                    52,968            (2,985)         -          50,015

Issuance of Common
Stock For Services
Per Offering
Memorandum Dated
August 19, 1997, at
$0.05 Per Share              66,000                      66                   329,934              -             -         330,000

                               Redmond Capital Corp.
            Interim Unaudited Consolidated Statement of Stockholders' Equity For the Period From Inception (September 12, 1996) to June 30, 2000

                       (Unaudited - Prepared by Management)

                                                                                              Loss
                                                                                           Accumulated    Accumulated
                                                 Common               Additional           During the       Other
                                 Common           Stock                Paid In             Development    Comprehensive
                              Stock Shares       Amount                Capital               Stage        Income/(Loss)       Total
Issuance of Common
Stock For Cash Per
Offering Memorandum
Dated August 19,
1997, at $0.40 Per
Share                         8,000          $            8            $      319,992        $     -      $      -       $ 320,000

Issuance of Common
Stock For Cash Per
Offering Memorandum
Dated August 28,
1997, at $0.60 Per
Share                         5,500                       6                   329,994              -             -         330,000

Issuance of Common
Stock in Exchange
for Partial Payment
of Oil and Gas
Properties on
September 19, 1997            2,500                       2                   199,998              -             -         200,000

Issuance of Common
Stock For Services
Rendered as Finder's
Fee for Oil and Gas
Properties on
September 19, 1997              100                    -                        8,000              -             -           8,000

Loss, Year Ended
December 31, 1997              -                       -                         -             (672,327)         -        (672,327)

Balance, Year
Ended December
31, 1997                    114,100                     114                 1,240,886          (675,312)         -         565,688

Issuance of Common
Stock for Services
Rendered at $0.20
Per Share, May 12,
1998                          1,750                       2                    34,998              -             -          35,000

                               Redmond Capital Corp.
            Interim Unaudited Consolidated Statement of Stockholders' Equity For the Period From Inception (September 12, 1996) to June 30, 2000

                       (Unaudited - Prepared by Management)

                                                                                              Loss
                                                                                           Accumulated    Accumulated
                                                 Common               Additional           During the       Other
                                 Common           Stock                Paid In             Development    Comprehensive
                              Stock Shares       Amount                Capital               Stage        Income/(Loss)       Total
Issuance of Common
Stock for Services
Rendered Per
Offering Memorandum,
at $0.05 Per Share
May 12, 1998                  8,120          $            8            $      162,392       $      -      $      -       $ 162,400

Issuance of Common
Stock for Services
Rendered Per
Offering Memorandum,
at $0.05 Per Share
May 12, 1998                  5,830                       6                   116,594              -             -         116,600

Issuance of Common
Stock for Services
Rendered at $0.50
Per Share, August
19, 1998                        700                       1                    34,999              -             -          35,000

Issuance of Common
Stock for Services
Rendered Per
Offering Memorandum,
at $0.05 Per Share,
August 24, 1998               4,931                       5                    98,620              -             -          98,625

Fractional Shares                 3                    -                         -                 -             -            -

Loss, Year Ended
December 31, 1998              -                       -                         -             (858,331)         -        (858,331)

Balance, December
31, 1998                    135,434                     136                 1,688,489        (1,533,643)         -         154,982

                               Redmond Capital Corp.
            Interim Unaudited Consolidated Statement of Stockholders' Equity For the Period From Inception (September 12, 1996) to June 30, 2000

                       (Unaudited - Prepared by Management)

                                                                                              Loss
                                                                                           Accumulated    Accumulated
                                                 Common               Additional           During the       Other
                                 Common           Stock                Paid In             Development    Comprehensive
                              Stock Shares       Amount                Capital               Stage        Income/(Loss)       Total
Issuance of Common
Stock as Deposit
on Contract at $1.00
Per Share, January 25,
1999                        125,000          $          125            $      124,875       $      -      $      -       $ 125,000

Issuance of Common
Stock Under Private
Placement Memorandum
for Cash at $0.01
Per Share, February
17, 1999                  5,000,000                   5,000                    45,000              -             -          50,000

Issuance of Common
Stock for Services
Rendered Under Private
Placement Memorandum
at $0.01 Per Share,
April 7, 1999               250,000                     250                     2,250              -             -           2,500

Issuance of Common
Stock for Conversion
of Warrants for
Services Rendered
under Private
Placement Memorandum
at $0.02 Per Share,

Issuance of Common
Stock for Services
Rendered at $1.00
Per Share, April
19, 1999                    388,000                     388                   387,612              -             -         388,000

                               Redmond Capital Corp.
            Interim Unaudited Consolidated Statement of Stockholders' Equity For the Period From Inception (September 12, 1996) to June 30, 2000

                       (Unaudited - Prepared by Management)

                                                                                              Loss
                                                                                           Accumulated    Accumulated
                                                 Common               Additional           During the       Other
                                 Common           Stock                Paid In             Development    Comprehensive
                              Stock Shares       Amount                Capital               Stage        Income/(Loss)       Total
Issuance of Common
Stock for Services
Rendered at $1.00
Per Share, May 10,
1999                          5,000          $            5            $       14,995       $      -      $      -      $   15,000

Issuance of Common
Stock for Services
Rendered at $1.00
Per Share, June 19,
1999                         21,000                      21                    20,979              -             -          21,000

Issuance of Common
Stock for Services
Rendered at $0.67
Per Share, June 28,
1999                         50,000                      50                    33,450              -             -          33,500

Issuance of Common
Stock in Exchange
for 100% Acquisition
of Subsidiary,
July 1, 1999                186,088                     186                   272,774              -             -         272,960

Other Comprehensive
Income (Loss):
Translation
Adjustments                    -                       -                         -                 -          (62,122)     (62,122)

Loss, Year Ended
December 31, 1999              -                       -                         -           (1,491,468)         -      (1,491,468)

Balance, December
31, 1999                 11,410,522                  11,411                 2,690,174        (3,025,111)      (62,122)    (385,648)

                               Redmond Capital Corp.
            Interim Unaudited Consolidated Statement of Stockholders' Equity For the Period From Inception (September 12, 1996) to June 30, 2000

                       (Unaudited - Prepared by Management)

                                                                                              Loss
                                                                                           Accumulated    Accumulated
                                                 Common               Additional           During the       Other
                                 Common           Stock                Paid In             Development    Comprehensive
                              Stock Shares       Amount                Capital               Stage        Income/(Loss)       Total

Contribution to
Capital - Related
Parties                        -             $         -               $      437,440       $      -      $      -      $     -

Other Comprehensive
Income (Loss):
Translation
Adjustments                    -                       -                         -                 -             -            -

Loss, Period Ended
June 30, 2000                  -                       -                         -             (377,719)         -        (377,719)

Balance, June 30,
2000                     11,410,522                  11,411                 3,127,614        (3,402,830)      (62,122)    (763,367)

                               Redmond Capital Corp.
                  Interim Unaudited Consolidated Statement of Cashflows
                 For the Six Months Ended June 30, 2000 and June 30, 1999
            For The Period From Inception (September 12, 1996) to June 30, 2000

                      (Unaudited - Prepared by Management)

                                           Six Months   Six Months   Inception
                                           Ended June   Ended June   (September
                                            30, 2000     30, 1999   12, 1996) to
                                                                       June 30,
                                                                         2000
Cash Flows From Operating Activities
   Net Loss                                $ (377,719) $(1,222,201) $(3,402,830)
   Common Stock Issued for Services              -         565,000    1,062,865
   Common Stock Issued for 100%
    Acquisition of Subsidiary                    -            -         272,960
   Depreciation and Amortization                 -            -          20,481
   Write-Off of Deposit on Contract              -         125,000      125,000
   Translation Adjustments                    109,504         -          47,382
   Write Down of Oil and Gas Properties          -            -         369,267

   Adjustments to Reconcile Net Loss
    to Net Cash Provide By (Used In)
    Operating Activities
   Changes in Assets and Liabilities
   Increase (Decrease) in Accounts
    Receivable                                 40,923       14,888       40,923
   (Increase) Decrease in Inventories        (330,745)        -        (586,372)
   (Increase) Decrease in Accounts
     Payable                                   21,356     (149,489)     134,966

Net Cash Provided By (Used In)
Operating Activities                         (536,681)    (666,802)  (1,915,358)

Cash Flows From Investing
Activities
   Acquisition of Property and Equipment     (118,672)     (17,344)    (173,045)
   Proceeds From the Sale of Oil and
     Gas Properties                              -         163,733      338,733
   Purchase of Oil and Gas Properties            -            -        (350,000)

Net Cash Provided By (Used In)
Investing Activities                         (118,672)     146,389     (184,312)

                               Redmond Capital Corp.
                  Interim Unaudited Consolidated Statement of Cashflows
                 For the Six Months Ended June 30, 2000 and June 30, 1999
            For The Period From Inception (September 12, 1996) to June 30, 2000

                      (Unaudited - Prepared by Management)

                                           Six Months   Six Months   Inception
                                           Ended June   Ended June   (September
                                            30, 2000     30, 1999   12, 1996) to
                                                                       June 30,
                                                                         2000
Cash Flows From Operating Activities
   Checks Issued In Excess of Cash               (829)        -            -
   Principal Payments On Capital Lease
     Obligations                              (16,017)        -         (20,229)
   Proceeds From Sale of Common Stock            -          50,000      786,202
   Net Advances From (To) Related
     Parties                               (3,524,226)     478,279   (3,075,500)
   Increase (Decrease) in Notes
     Payable                                4,241,805         -       4,454,577

Net Cash Provided By (Used In)
  Financing Activities                        700,733      528,279    2,145,050

Increase (Decrease) in Cash
  and Cash Equivalents                         45,380        7,866       45,380
Cash and Cash Equivalents,
  Beginning of Year                              -           3,647         -

Cash and Cash Equivalents,
  End of Year                              $   45,380    $  11,513   $   45,380

Supplemental Information

Cash Paid for:
   Interest                                $     -       $     331   $      331
   Income Taxes                            $     -       $    -      $     -

Noncash Supplemental Information:
   Issuance of Common Stock for
     Services Rendered                     $     -       $ 565,000   $1,062,865
   Issuance of Common Stock for
     Conversion of Debt                    $     -       $    -      $  246,558
   Issuance of Common Stock in
     Exchange for Partial Payment
     on Oil and Gas Properties
     (Services Rendered)                   $     -       $    -      $  208,000
   Issuance of Common Stock in
     Exchange for Partial Payment
     on Oil and Gas Properties
     (Accounts Payable)                    $     -       $    -      $  150,000
   Issuance of Common Stock as a
     Deposit on Contract                   $     -       $ 125,000   $  125,000
   Write Down of Oil and Gas
     Properties                            $     -       $    -      $  369,267

   Write Off of Deposit on Contract        $     -       $ 125,000   $  125,000
   Assets Acquired Under Capital
     Lease Obligations                     $     -       $  81,775   $   81,775
   Common Stock Issued For 100%
     Acquisition of Subsidiary             $     -       $ 272,960   $  272,960
   Contribution to Capital -
     Related Parties                       $  437,440    $    -      $  437,440

NOTE 1 - STATEMENT OF INFORMATION FURNISHED
         ----------------------------------

The accompanying unaudited consolidated financial statements of Redmond Capital Corp. as of and for the six months ended June 30, 2000 and June 30, 1999 have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments considered necessary for a fair presentation of the results of the interim period have been included. Operating results for any interim period are not necessarily indicative of the results that may be expected for the entire fiscal year. These statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1999 included in the Company's report in Form 10-SB as filed with the Securities and Exchange Commission


NOTE 2 - INVENTORIES
         -----------

Inventories consists of the following at June 30, 2000:

     Direct Production Costs           $  528,835
     Production Overhead                   55,545
     Exploitation Costs                     1,992
                                       ----------
     Total                             $  586,372
                                       ==========

NOTE 3 - PROPERTY AND EQUIPMENT
         ----------------------

Property and equipment consisted of the following at June 30:

                                           2000
                                           ----
     Equipment                         $  130,596
     Leasehold Improvements                 5,551
                                       ----------
     Total                                136,147
     Accumulated Depreciation             (20,481)
                                       ----------
     Net Book Value                    $  115,666
                                       ==========


NOTE 4 - DUE TO/FROM RELATED PARTIES
         ---------------------------

From time to time, certain related parties advanced funds to the Company to help finance working capital operations. During the 2000 the related parties have contributed $437,440 to Additional Paid Up Capital.

NOTE 5 - SEGMENT INFORMATION
         -------------------

The Company currently operates in one segment, that being the creation and production of an animated television series through its wholly owned subsidiary, Sirius Animation, Inc. (Sirius) Management evaluates the performance of its segments and allocates resources to them primarily based on pretax income along with cash flows and overall economic returns.

Certain items are maintained at the Company's corporate level and are not allocated to the segments. They primarily include most of the Company's debt and cash and cash equivalents and related net interest expense and corporate headquarters costs. Intersegment revenues and expenses are eliminated.

                                 Sirius             Corporate         Total
                                 ------             ---------         -----
     Revenues                  $          0       $           0   $           0
     Operating Loss                       0           1,504,894       1,567,016
     Total Assets                   583,585           3,870,155       4,453,740
     Capital Expenditures           215,287              39,532         254,819
     Depreciation/Amortization       13,426               2,732          16,158


NOTE 6 - SUBSEQUENT EVENTS
         -----------------

In December 1999 the Company was named as a defendant in a law suit initiated by Northwest Petroleum, Inc. As the Company believed that there was no basis for its inclusion in the law suit, no amount in relationship to the claim was accrued in Company's audited financials for the year ended December 31, 1999. The lawsuit was, however, discussed in the Notes to the audited financial statements. In September 2000, the Company was released from the law suit and no monies were paid to the claimant by the Company.

                                     PART III


Item 1.   Index of Exhibits


Exhibit No.                                                             Page No.

3        Articles of Incorporation, as amended, of the Company
4        Bylaws of the Company
4        Specimen Certificate of Common Stock
10       Material Contracts not made in the ordinary course of business:
10a      Share Purchase Agreement dated July 1, 1999 between Registrant and Douglas R. Walls, A. Ross Belyea, Jason Gray, Joan MacKenzie, Edward Magee, and Stan Semrau
10b      Profit Sharing Agreement between Registrant, Douglas R. Walls,
         A. Ross Belyea, Jason Gray, Joan MacKenzie, and Sirius
10c Loan Agreement between Registrant, Sirius, Douglas R. Walls, A. Ross Belyea, Jason Gray and Joan MacKenzie
10d Loan Agreement dated March 31, 2000 between Registrant and First Nevisian Holdings Ltd.
10e      Convertible Debenture issued by the Registrant to First Nevisian
         Holdings Ltd.
10f      Transfer of Rights to Screenplay from Ross Belyea to Sirius
         Animation Inc.
10g Worldwide Distribution Agreement between Sirius Animation Inc. and Bruder Releasing Inc.
21       Current Subsidiaries of the Registrant
23       Consent of Clancy and Co., P.L.L.C. Certified Public Accountants
27       Financial Data Schedule


                                      SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 REDMOND CAPITAL CORP.
                                             ----------------------------------
                                                       (Registrant)

Date: November 17, 2000                      By: /s/ CLIFFORD WILKINS
                                             ----------------------------------
                                             Clifford Wilkins, Chairman